June 26, 2020

VIA EDGAR TRANSMISSION

Alberto Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (the “Registrant”)

Dear Mr. Zapata:

On April 21, 2020, the Registrant, on behalf of its proposed series, Inspire Tactical Balanced ESG ETF (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on June 5, 2020, you provided me with comments to the Amendment. Below, please find your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Prospectus

Principal Investment Strategies

Comment 1: In the the first paragraph under the heading “Principal Investment Strategies,” please clarify that the Fund is an actively managed ETF.

Response: The Registrant has amended its disclosures to state the following:

The Fund, an actively managed ETF, uses a proprietary system of technical analysis to tactically allocate assets into US large cap stocks when the strategy identifies an uptrend in the US large cap market, and shifts into ~~protective asset classes like government bonds~~ U.S. Treasury bonds via third-party exchange-traded funds, investment grade and high-yield corporate bonds, government agency bonds, and listed gold exchange-traded products and exchange-traded notes such as SPDR Gold Shares (GLD) when the strategy identifies a downtrend in the US large cap stock market. The Fund will invest at least 80% of the Fund’s net assets plus any borrowings for investment purposes ~~in large cap stocks defined~~

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Alberto Zapata, Esq. June 26, 2020 Page 2

~~as stocks of companies with market capitalizations of at least $[ ] billion~~ in stocks or fixed income securities that meet the Fund’s environmental, social and governance criteria (ESG) described below.

Comment 2: Please specify the types of government bonds that the Fund may invest in during shifts into protective asset classes as disclosed in the first paragraph under the heading “Principal Investment Strategies.”

Response: The Registrant refers to its response to Comment 1.

Comment 3: The Fund’s 80% policy should extend to its investment in large cap stocks and its investment in ESG securities. Please state so in the first paragraph under the heading “Principal Investment Strategies.”

Response: The Registrant has changed the Fund’s name to “Inspire Tactical Balanced ESG ETF” and refers to its response to Comment 1.

Comment 4: Please clarify the Fund’s 80% policy as it pertains to investing in protective asset classes. If investment in protective asset clases is just a temporary investment policy, please provide a separate discussion apart from the disclosure of principal investment strategies.

Response: The Registrant refers to its response to Comment 1. The Fund is actively managed and will shift between risk-on and protective assets in varying amounts based on current market conditions.

Comment 5: Please expand on the types of gold exchange-traded products and exchange-traded notes that the Fund may invest in.

Response: The Registrant refers to its response to Comment 1.

Comment 6: In the second paragraph under the heading “Principal Investment Strategies,” please consider re-phrasing or deleting the modifier “most inspiring, biblically aligned” from the disclosure. This phrase is not an objective criterion.

Response: The Registrant has considered the Staff’s comment and respectfully declines to delete the modifier “most inspiring, biblically aligned” from its disclosures. The Fund seeks to invest in the most inspring, biblically aligned companies in the world as determined by the Inspire Impact Score. The Registrant has clarified the disclosures referred to in Comment 6 to state the following:

Alberto Zapata, Esq. June 26, 2020 Page 3

Additionally, the Fund seeks to invest in the securities of the most inspiring, biblically aligned companies in the world as determined by ~~using~~ the Inspire Impact Score® methodology ~~to identify~~ which identifies companies operating as businesses of blessing with above average environmental, social and governance (ESG) ratings than their industry peer groups, and avoiding investments in companies involved in ~~immoral~~ activities like abortion, pornography and human trafficking that do not align with biblical values. The Fund obtains ESG data from multiple sources, including TrueValueLabs, Refinitiv/Thomson Reuters and proprietary data from the adviser’s research team.

Comment 7: In the second paragraph under the heading “Principal Investment Strategies,” please explain what is meant by “businesses of blessing.”

Response: The Registrant believes its disclosures reflect that “businesses of blessing” are those companies with above average ESG ratings than their industry peer group.

Comment 8: If derivatives will be used as part of the Fund’s principal investment strategies, please provide disclosure addressing derivatives in the summary prospectus and specify whether derivatives will be used to meet the Fund’s 80% policy. Please also explain how those derivatives will be valued.

Response: The Registrant states that derivatives will not be used as part of the Fund’s principal investment strategy.

Comment 9: In the second paragarph under the heading “Principal Investment Strategies,” please consider rephrasing “immoral activities” to be consistent with the prospectuses of the other funds within the fund family.

Response: The Registrant refers to its response to Comment 6.

Comment 10: Please provide more detail as to the sources of the data the Fund will use when reviewing whether a security meets its ESG criteria.

Response: The Registrant refers to its response to Comment 6.

Comment 11: Please specify that all companies in the 80% ESG bucket will meet the Inspire Impact Score® threshold.

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Response: The Registrant refers to its response to Comment 3.

Principal Investment Risks

Comment 12: In the disclosure of “Trading Issues” under “ETF Structure Risk,” please confirm whether any Shares are traded outside a collateralized trading system. If so, please disclose that there may be a diminished trading market for the Shares to the extent Authorized Participants are unable to process creation or redemption orders, which could lead to a difference in the market price of the Shares and their underlying market value.

Response: The Registrant has amended its disclosure of “Trading Issues” to state the following:

If the Shares are traded outside a collateralized settlement system, the number of financial institutions that can act as APs that can post collateral on an agency basis is limited, which may limit the market for the Shares and lead to a difference in the market price of the Shares and their underlying market value.

Additional Information About Principal Investment Strategies and Related Risks

Comment 13: Please be sure to carry through any of the foregoing comments to the “Additional Information About Principal Investment Strategies and Related Risks” section of the Prospectus as necessary.

Response: The Registrant has considered each of the foregoing comments as they may apply to its disclosures in the “Additional Information About Principal Investment Strategies and Related Risks” and amended those disclosures accordingly.

Comment 14: If the Fund will take temporary defensive positions, please disclose in a separate paragraph under a specific heading in accordance with Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: The Registrant has confirmed with the adviser that the Fund will not take temporary defensive measures.

Statement of Additional Information

Comment 15: Please reconcile the language throughout the Statement of Additional Information to ensure it is consistent with an actively managed ETF.

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Response: The Registrant has revised the Statement of Additional Information accordingly.

Comment 16: In the first investment restriction listed on page 14, please summarize what types of securities would be permitted under the Investment Company Act of 1940 as amended.

Response: The Registrant has amended its disclosures to state the following:

1. Issue senior securities, except as otherwise permitted under the 1940 Act, and the rules and regulation promulgated thereunder, which allow a borrowing from a bank where the fund maintains an asset coverage ratio of at least 300% while the borrowing is outstanding.

Comment 17: Please confirm that the policies enumerated in investment restriction # 7 on page 14 are applicable to this Fund.

Response: The Registrant confirms that the policies within investment restriction # 7 are relevant to the Fund.

Comment 18: Please disclose under the heading “Proxy Voting Policies” how the Fund will approach ESG proxy issues for the companies within its portfolio.

Response: The Registrant has amended its disclosures to state the following:

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser or its designee, subject to the Board’s continuing oversight. The Policies require that the Adviser or its designee vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Adviser votes proxies to advocate for ESG issues that would, if passed, result in a higher Inspire Impact Score® for a company.

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Alberto Zapata, Esq. June 26, 2020 Page 6

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:                JoAnn M. Strasser

Bibb L. Strench